Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Successful Bid in Israel Land Authority
Tender to Design and Build Electricity Generation Facilities Using Photovoltaic Technology

Singapore, July 1, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) subsidiary OPC Energy Ltd. (“OPC”) has announced that further to a previous successful bid by OPC Power Plants Ltd., an 80% owned subsidiary of OPC (“OPC’s Subsidiary”), in a tender by the Israel Land Authority (“ILA”) to design and build electricity generation facilities using photovoltaic technology (the “Previous Tender”), OPC’s Subsidiary was declared the winning bidder in a further tender (the “Tender”) of the ILA for the design and option to acquire lease rights in land for the construction of renewable energy electricity generation facilities using photovoltaic technology, combined with storage, with respect to two areas that are adjacent to the areas that OPC’s Subsidiary won in the Previous Tender (each an “Area” and collectively, the “Areas”). OPC’s Subsidiary’s bids in the Tender  were NIS 890 million (approximately $236 million), in the aggregate, for the Areas.

The Tender is part of OPC’s strategy of expanding its activity in the field of electricity generation and supply in Israel, intended to strengthen OPC’s position in solar energy generation and energy storage in Israel in general and in large projects of this type in particular.

OPC announced that if the successful bid in the Tender in respect of the Areas is exercised and subject to development procedures, it believes that it will be possible to promote a consolidated project that will amount to between 475 MW and 535 MW and aggregated storage capacity of between 2,695 MWh and 2,825 MWh covering both the areas of the Previous Tender and the current tender (the “Project”) for a total estimated Project cost (including cost of the land) of between NIS 4.4 billion and NIS 4.9 billion (approximately $1.2 billion and $1.3 billion).

OPC also announced that in its initial assessment, the proximity of the areas for the two tenders are expected to enable a consolidated project, result in certain cost savings, increase the certainty as to the feasibility and characteristics of the projects, and positively impact the conditions required for the execution of the projects and connection to the transmission grid.

Within 90 days of the notice of the Tender win, subject to the payment of 20% of the bid price for each Area, a planning authorization agreement is required to be signed between the winning bidder and the ILA for a period of 3 years (subject to a 1-year extension for consideration of 2.5% of the bid price plus VAT). Pursuant to the terms of the Tender, the winning bidder  will have the right to enter into lease agreements for a period of 24 years to construct and operate the Project, against payment of the remaining 80% bid price per Area, whereby the payment balance is linked to the Consumer Price Index. The winning bidder is not entitled to a return of the initial payment of 20% of the bid price in the event the Project’s development and planning procedures do not develop into an authorized plan and lease agreements are not signed.

As of the current date, high-voltage solar electricity facilities may sell the energy they generate to the system operator at spot market prices, plus the electricity generation protection tariff set in the tender of the Israeli Electricity Authority (the “EA”). OPC further stated that it expects a regulation in the coming years that will enable other market mechanisms and/or the sale of electricity, to end consumers via combination with virtual supply.

Pursuant to the Tender, the winning bidder is required to prepare a detailed plan for the establishment of the Project’s facilities, promote a development plan, and have it lawfully authorized by the planning institutions and competent entities. The winning bidder will bear the development costs and the responsibility for carrying out the appropriate surveys and necessary adjustments, considering the characteristics of the Project and each of the Areas, obtaining the consents and performing the necessary actions in order to prepare the land for its zoning. In addition, the winning bidder must secure a spot on, and a connection to, the electricity grid.

OPC expects construction during 2026 through 2027, subject to completion of all preliminary actions, development processes, planning, licensing and receipt of required approvals.

The development, construction and operation of the Project are exposed to various risks including risks relating to completion of development, regulatory risks, project construction risks, market risks (including macroeconomic conditions), dependence on the infrastructure and securing a spot on, and connection to, the electricity grid. OPC’s Subsidiary has not yet entered into a planning authorization agreement, the development processes have not yet commenced and the necessary approvals for the new plan and/or the promotion of the Projects have not yet been obtained (including as a consolidated project), and the EA has not yet put in place regulation to enable electricity sales to end consumers and it is uncertain whether such actions, consents, approvals or decisions will be executed and/or made, if at all.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the Previous Tender, the Tender, the Area, the Projects and related matters, including expected costs, timing of development of the Projects, required consents, expected characteristics of the Project including the possibility and benefits of a consolidated Project and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to whether the Projects are developed at all and if so the Project’s timing and characteristics, including output and storage capacity, the feasibility of developing or promoting the Projects as a consolidated project, the economic benefits, the costs associated with the development and construction of the Projects, increased uncertainty in development and the expected cost savings resulting from the consolidation of the projects, the Project’s construction commencement date and construction period, and the regulations that will apply to the facilities and the Company’s activity in renewable energy, the ability to connect the Project to the electricity grid, risks relating to licensing procedures and securing financing for construction, the Project’s costs, which are affected by macroeconomic conditions, and are exposed to changes in the prices of energy, equipment, transport, etc. In practice, there may be administrative, planning, environmental, regulatory, infrastructure-related, operational, or licensing delays/failures and an increase in estimated costs, and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.